

03015036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2003

SEC FILE NO.

8-042492

8-49828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/02   AND ENDING   12/31/02
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Futures Investment Company

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5916 N. 300 West PO Box C
                                    (No. and Street)

Fremont   Indiana   46737
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Friedman   312-616-9800
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
                       (Name – if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Michael Pacult , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Futures Investment Company , as of

December 31 , 2002 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michael Pacult
Signature

President
Title

Subscribed and sworn to before me
21st Day of February 2003
Chicago, County of Cook, State of Illinois

Toni L. Samuels
Notary Public

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Financial Statements
December 31, 2002

Index



MICHAEL J. LICCAR & CO.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Futures Investment Company
Fremont, Indiana

We have examined the statement of financial condition of Futures Investment Company (an Illinois Corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futures Investment Company as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, Regulation 1.10 of the Commodity Exchange Act and the Rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Chicago, Illinois
February 21, 2003

Certified Public Accountants

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600   (800) 922 · 6604   Fax (312) 922 · 0315

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Financial Condition
December 31, 2002

Assets

Cash		$	10,402
Marketable securities - (cost - $55,043)			70,691
Commissions and fees receivable:			
Affiliates	$ 5,000		
Other	33,751		38,751
Furniture, equipment, and leasehold improvements , at cost, less accumulated depreciation and amortization of $355,080			262,713
Other assets			150
Total assets		$	382,707

Liabilities:

Accrued profit sharing plan payable	$	10,000
Accounts payable and accrued expenses		3,971
Liabilities to stockholders subordinated to claims of general creditors		50,000
Total liabilities	$	63,971

Stockholders' equity:

Common stock, at stated value, (1,000 shares authorized, 500 shares issued and outstanding)	$	1,000
Retained earnings		317,736
Total stockholders' equity	$	318,736
Total liabilities and stockholders' equity	$	382,707

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Income
For the Year Ended December 31, 2002

Revenue:

Commissions and fees	$	1,674,056
Interest and dividends		4,599
Change in unrealized gain on investments		15,648
Total revenue	$	1,694,303

Expenses:

Compensation and related benefits	$	456,662
Stationery and office supplies		65,475
Professional fees		78,928
Communications		11,061
Occupancy		76,941
Depreciation and amortization		33,401
Other		96,135
Total expenses	$	818,603
Net income	$	875,700

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Changes in Stockholders' Equity and
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2002

Statement of Changes in Stockholders' Equity

	Common Stock		Retained Earnings		Total	
Balance at January 1, 2002	$	1,000	$	270,836	$	271,836
Distributions to stockholders				(828,800)		(828,800)
Net income				875,700		875,700
Balance at December 31, 2002	$	1,000	$	317,736	$	318,736

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

	Subordinated Liabilites	
Balance at January 1, 2002	$	50,000
Balance at December 31, 2002	$	50,000

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows provided by (applied to) operating activities:

Net income			$ 875,700
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	$	33,401	
Change in:			
Unrealized gain on securities		(15,648)	
Commissions and fees receivable		18,921	
Interest receivable		300	
Other assets		2,880	
Accounts payable and accrued expenses		(35,720)	
			4,134
Net cash provided by operating activities			$ 879,834

Cash flows provided by (applied to) investing activities:

Purchase of furniture and equipment	$	(68,193)	
Investment in marketable securities		(55,043)	
Net cash (applied to) investing activities			(123,236)

Cash flows provided by (applied to) financing activities:

Distributions to stockholders	$	(828,800)	
Net cash (applied to) financing activities			(828,800)

Net (decrease) in cash		$ (72,202)
Cash at January 1 , 2002		82,604
Cash at December 31, 2002		$ 10,402

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes to the financial statements are an integral part of these statements.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Notes to the Financial Statements
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below.

Nature of Business: Futures Investment Company (the "Company,") is an Illinois corporation which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the National Association of Securities Dealers ("NASD").

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interests in private investment funds. Commission revenues and the related commission and brokerage expenses are recognized on the trade date when the positions are opened or closed by the respective carrying futures commission merchants or broker-dealers.

Cash Equivalents: Cash includes money market mutual funds.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated utilizing principally accelerated methods over the estimated useful lives. Leasehold improvements are depreciated on a straight-line basis over 31 years.

Income Taxes
The Company has elected to be taxed as an "S Corporation." Accordingly, no income taxes are provided by the Company as the taxable income is included in the stockholders' individual income tax return.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liability subordinated to claims of general creditors represent an amount received from the stockholders under a subordinated loan agreement. The loan bears interest at a rate of 5% per annum and matures July 31, 2006. Interest expense for the year payable to the stockholders pursuant to the subordinated loan agreement was $2,496. The interest expense was waived by the shareholders for 2002.

NOTE 3 - COMMITMENTS

The Company has entered into a lease agreement with a stockholder for office space which expires on May 31, 2005. The commitments for minimum annual rentals for such office space at December 31, 2002, are approximately as follows:

2003	$36,000
2004	36,000
2005	20,000
Total	$ 92,000

The Company is also obligated for additional rentals based upon increases in operating expenses and taxes, as defined in the underlying agreement. Rental expense for the year was approximately $48,000.

NOTE 4 – PENSION PLAN

The Company has adopted a profit sharing plan which provides for employee/owner elected compensation reductions of up to 15% of such compensation, and for discretionary matching contributions, as determined from time to time by the Company, as defined in the underlying Adoption Agreement. The Company contributed $20,000 for the benefit of its employees.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation 1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $30,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2002, the Company had adjusted net capital of $90,258, or $60,258 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash dividends, the repayment of the subordinated loan, the making of unsecured loans to stockholders and the purchase by the Company of its own stock.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company earned approximately $1,074,000 in commission and fee income from transactions involving private investment funds who are related parties. Clerical expense of approximately $81,200 was paid to a stockholder for certain administrative services.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)
Notes to the Financial Statements
December 31, 2002

(continued)

NOTE 7 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2002.

NOTE 8 - SUBSEQUENT EVENT (UNAUDITED)

At various times from January through February 14, 2003, the Company distributed $48,500 to its shareholders.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
Futures Investment Company	**as of December 31, 2002**	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 318,736	3480
2.	Deduct ownership equity not allowed for Net Capital		3490
3.	Total ownership equity qualified for Net Capital	318,736	3500
4.	Add:		
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital	50,000	3520
	B. Other (deduction) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 368,736	3530
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	$ 267,874 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities-propriety capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	(267,874) 3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	$ 100,862	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):		
	A. Contractual securities commitments	$ [3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities (mutual fund)	10,604 [3734]	
	D. Undue Concentration	[3650]	
	E. Other (list)	[3736]	(10,604) 3740
10.	Net Capital	$ 90,258	3750

Non allowable detail

Furniture & fixtures (net of accumulated depreciation)	262,713
Commissions greater than 30 days	11
Due from affiliate	5,000
Other assets	150
Total Non Allowable	267,874

Net capital per unaudited Focus 11A report	63,028
Reclass affiliate receivable to non-curremt	(5,000)
Increase in accrued income	32,230
Net capital per audited report	90,258

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Futures Investment Company   as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	931	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	30,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	30,000	3760
14.	Excess net capital (line 10 less 13)	$	60,258	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	88,861	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	13,971	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$	0	3830
19.	Total aggregate indebtedness			$	13,971	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)			%	15.48%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	16.00%	3860

See Independent Auditors' Report.

FUTURES INVESTMENT COMPANY
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3

as of December 31, 2002

_____

The Company does not carry customer accounts as defined by Rule
15c3-3 of the Securities Exchange Act of 1934. Therefore, the
Company is exempt from the provisions of that rule.

See Independent Auditor's Report.



MICHAEL J. LICCAR & CO.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Futures Investment Company

We have examined the financial statements of Futures Investment Company (the "Company) for the year ended December 31, 2002, and issued our report thereon dated February 21, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. Our study and evaluation disclosed no conditions that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Chicago, Illinois
February 21, 2003

Certified Public Accountants